Exhibit 99.2

SR TELECOM INC.

- and -

THE PARTIES SPECIFIED ON

THE SIGNATURE PAGES HEREOF

Amended and restated CANADIAN REGISTRATION RIGHTS AGREEMENT
DATED AS OF THE 15th day of DECEMBER, 2006

-i-

AMENDED AND RESTATED CANADIAN REGISTRATION RIGHTS AGREEMENT

THIS AGREEMENT is dated as of the 15th day of December, 2006.

BETWEEN

SR TELECOM INC., a corporation incorporated under the laws of Canada (the “Company”).

- and -

The Parties specified on the signature pages hereof.

RECITALS:

WHEREAS, certain of the parties hereto, other than the Company, currently own 262,337,321 million common shares of the Company and in respect of those shares are parties to Canadian Registration Rights Agreements dated August 22, 2005 and February 1, 2006, respectively (collectively, the "Canadian Registration Rights Agreements");

WHEREAS, certain of the parties hereto as of the date hereof have entered into that certain Eighth Amending Agreement between the Company, as borrower, BNY Trust Company of Canada, as agent, and the lenders party thereto, further amending the Credit Agreement, dated as of May 19, 2005, between the Company, BNY Trust Company of Canada and the lenders party thereto (as the same may from time to time be amended, restated, modified or supplemented, the “Credit Agreement”);

WHEREAS, pursuant to the Credit Agreement, the lenders thereunder have made a convertible term loan to the Company which loan and interest accrued thereon are convertible into common shares of the Company (the "Credit Agreement Shares") and shall be evidenced by convertible notes ("Convertible Notes") issued by the Company ( the "Credit Agreement Shares" together with all other common shares now owned or hereafter acquired by the parties hereto, other than the Company, are hereinafter referred to as the “Common Shares”);

WHEREAS, in connection with the Credit Agreement, the Company desires to grant the parties hereto that are lenders under the Credit Agreement certain registration rights with respect to the Credit Agreement Shares;

WHEREAS, the parties to the Canadian Registration Rights Agreements wish to amend and restate such agreement on the terms hereof to include all Canadian registration rights with respect to all Common Shares now owned or hereafter acquired by the parties hereto in one agreement; and

WHEREAS, the Company and the parties hereto hereby agree that this Agreement shall govern the rights of the parties to cause the Company to qualify for distribution all Common

Shares now or hereafter owned by them (including those issuable on conversion of the Convertible Notes);

NOW THEREFORE in consideration of the mutual covenants and agreements contained in this Agreement and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged by each of the parties), the parties hereto agree as follows:

ARTICLE I

INTERPRETATION

1.1 Definitions.

In this Agreement, the following terms shall have the meanings set out below.

“Commissions” means the securities commissions or other securities authorities in each of the provinces of Canada.

"DDJ" means DDJ Capital Management, LLC, in its capacity as manager and/or adviser to each Holder;

“Demand Registration” shall have the meaning set out in Section 2.1.

“Holder” means each of those funds and/or accounts that DDJ manages or exercises control or direction over that are or hereafter become holders of Common Shares and that are listed on the signature pages of this Agreement, and "Holders" means all of them.

“Person” means an individual, partnership, joint venture, trust, unincorporated association, unincorporated syndicate, corporation or a government or any department or agency thereof.

“Piggy-Back Registration” shall have the meaning set out in Section 2.2.

“Registrable Securities” means:

(a)	Common Shares; and

(b)	any securities of the Company issued in exchange for or in replacement of the Common Shares owned by the Holder at the date hereof or thereafter (including all Common Shares issuable on conversion of the Convertible Notes).

“Registration” means the qualification of common shares of the Company under any of the Securities Acts for distribution in any or all of the provinces of Canada.

“Registration Expenses” means all expenses (other than fees or commissions payable to an underwriter, investment banker, manager or agent in connection with the distribution of the

Registrable Securities) in connection with any Demand Registration or Piggy-Back Registration pursuant to this Agreement including, without limitation, the following:

(a)	all fees, disbursements and expenses of counsel and auditors to the Company and the Holder;

(b)
all expenses in connection with the preparation, translation, printing and filing of any preliminary prospectus, prospectus or any other offering document and any amendments and supplements thereto and the mailing and delivering of copies thereof to any underwriters and dealers;

(c)	all filing fees of any Commission;

(d)	all transfer agents’, depositaries’ and registrars’ fees and the fees of any other agent appointed by the Company in connection with the Demand Registration;

(e)	all expenses relating to the preparation of certificates for the Registrable Securities; and

(f)	all fees and expenses payable in connection with the listing of any Registrable Securities on each securities exchange or over the counter market on which the Common Shares are then listed.

“Securities Acts” means the applicable securities legislation of each of the provinces of Canada and all published regulations, policy statements, orders, rules, rulings, communiqués and interpretation notes issued thereunder or in relation thereto, as the same may hereafter be amended or replaced.

ARTICLE II

REGISTRATION RIGHTS
2.1 Demand Registrations.

At any time and from time to time, each Holder individually, or together with the other Holders, may require the Company to effect a qualification under the Securities Acts of all or part of the Registrable Securities owned or over which the Holder exercises control or direction for their distribution in any or all of the provinces of Canada, provided that the reasonably anticipated aggregate gross proceeds to be raised (before any underwriting discounts and commissions) would be equal to or exceed $1,000,000 (such qualification being hereinafter referred to as a “Demand Registration”). Any such request shall be in writing and shall specify the number and the class or classes of Registrable Securities to be sold (the “Designated Registrable Securities”), the intended method of disposition and the jurisdictions in which the qualification is to be effected.

2.2 Piggy-Back Registration Rights.

If the Company proposes to effect a Registration of common shares for a treasury offering of common shares by the Company or for a secondary offering of common shares, the Company will, at that time, give each Holder prompt written notice of the proposed Registration. Upon the written request of a Holder given within five (5) Business Days after receipt of notice from the Company of the proposed Registration, the Company will use reasonable commercial efforts to, in conjunction with the proposed Registration, cause to be included in such Registration all of the Registrable Securities held by the Holder that the Holder has requested to be included in such distribution pursuant to the Securities Acts (such qualification of the Registrable Securities held by the Holder being hereinafter referred to as a “Piggy-Back Registration”). If any offering pursuant to this Section 2.2 involves an underwritten offering and the lead underwriter or underwriters advise the Company in writing that, in their opinion, acting reasonably, the number of Registrable Securities requested by the Holder to be included in such offering either exceeds the number that can be sold in such offering within a price range acceptable to the Company (the “Sale Number”) or may materially and adversely affect the success of the offering, the Company will

(a)	in the case of a treasury offering by the Company, include in such offering:

(i)	all common shares that the Company proposes to qualify for its own account (the “New Common Shares”); and

(ii)
to the extent the number of New Common Shares is less than the Sale Number, that number of common shares not to exceed the difference between the Sale Number and the number of New Common Shares, with such number of common shares being equal to the aggregate number of

(A)	Registrable Securities requested to be included by the Holder; and

(B)	common shares of any other selling shareholder with registration rights, with (A) and (B) pro rated to each of the seller’s respective shareholdings on a fully diluted basis; and

(b)
in the case of a secondary offering, include the number of Registrable Securities agreed upon by the Holder with the other selling shareholders not to exceed the Sale Number or if the selling shareholders cannot agree upon such number not to exceed the Sale Number pro rated to each of the sellers’ respective shareholdings on a fully diluted basis.

In the event a Holder does not include in a registration by way of secondary offering any Registrable Securities, it shall not be permitted to effect a Demand Registration for a period of 45 days from the closing of the offering.

2.3 Registration Expenses.

The Company will pay all Registration Expenses in connection with a Demand Registration and/or a Piggy-Back Registration, provided that, in connection with any one Demand

Registration or any one Piggy-Back Registration, the Company shall not be liable for any of the Holders' legal fees in excess of $25,000.

2.4 Short-Form Registrations.

If at the time a Demand Registration is delivered or at the time that notice of a Piggy-Back Registration is given, the Company has in force a receipt for its Annual Information Form from the Commissions in all of the jurisdictions in which the Demand Registration is to be effected and meets the eligibility criteria to file a prospectus pursuant to the requirements of National Instrument 44-101 or any successor, rule, regulation or similar instrument established from time to time by Commissions in Canada (“NI 44-101”), the Company will effect such Demand Registration or Piggy-Back Registration by way of a short-form prospectus prepared pursuant to NI 44-101.

2.5 Restrictions on Demand Registrations.

(a)
The Company shall not be obligated to effect more than two Demand Registrations hereunder while it does not meet the eligibility criteria set out in NI 44-101 to file a short- form prospectus. There shall be no restriction on the number of Demand Registrations that may be requested at a time in which the Company meets the eligibility requirements for a short-form prospectus filing pursuant to NI 44-101. Notwithstanding the foregoing, the Company shall not be obligated to effect a Demand Registration by way of short-form prospectus more than once in any given six (6) month period. For the purposes of this subsection, a Demand Registration will not be considered as having been effected until a final receipt has been issued in all jurisdictions for the prospectus pursuant to which the Registrable Securities are to be sold.

(b)	Notwithstanding Section 2.1, the Company is not obligated to comply with a Holder’s request for a Demand Registration for a period (the “Standstill Period”) ending on the earlier of:

(i)
90 days following the date on which the Company gave notice (a “Standstill Notice”) to the Holders that the Company is in the course of offering Common Shares (or securities convertible into or carrying the right to acquire Common Shares), or that it intends to do so within 30 days of such notice;

(ii)	45 days following completion of the offering described in clause (i); and

(iii)
45 days after the giving of the Standstill Notice if (1) in the case of an offering by way of prospectus, no preliminary prospectus has been filed by the end of the 45 day period; and (2) in the case of an offering by way of private placement, binding subscription agreements have not been entered into by the end of the 45 day period or an offering memorandum has not been distributed to potential purchasers by the end of the 45 day period;

if, in the opinion of the Company’s investment dealer acting reasonably (with a copy of such written opinion to be supplied by the Company to the Holders), the sale of Registrable Securities pursuant to such Demand Registration at the time and on the terms requested would materially and adversely affect the offering of Common Shares (or securities convertible into or carrying the right to acquire Common Shares) undertaken or to be undertaken by the Company. The Company may not deliver a Standstill Notice after receipt by the Company of a Demand Registration and may not give a Standstill Notice to the Holders for a period of 60 days following the termination of any Standstill Period.

2.6 Selection of Underwriters.

Subject to the approval of the Company, which approval shall not be unreasonably withheld, the Holders will have the sole right to select the investment banker(s) and manager(s) to administer the offering in connection with the Demand Registration.

ARTICLE III

REGISTRATION PROCEDURES

3.1 Procedures.

Upon receipt of a request from a Holder pursuant to Section 2.1, the Company will effect a Demand Registration as requested. In particular, the Company will as expeditiously as possible:

(a)
prepare and file (in any event within 60 days after the request for Demand Registration has been delivered to the Company) in the English and, if required, French languages, a preliminary prospectus under and in compliance with the Securities Acts in each jurisdiction in which the Demand Registration is to be effected and such other related documents as may be necessary to be filed in connection with any such preliminary prospectus and shall, as soon as possible after any comments of the Commissions have been satisfied with respect thereto, prepare and file under and in compliance with the Securities Acts a prospectus in the English and, if required, French languages, and receive receipts therefor and use its best efforts to cause a receipt to be issued for such prospectus as soon as possible and shall take all other steps and proceedings that may be necessary in order to qualify the Designated Registrable Securities under the applicable Securities Acts for distribution by registrants who comply with the relevant provisions of the Securities Acts (provided that, before filing all such documents referred to in this Section 3.1(a), the Company will furnish to the counsel to the Holder copies thereof and otherwise comply with Section 4.1 hereof);

(b)
prepare and file with the applicable Commissions in the jurisdictions in which the Demand Registration is to be effected such amendments and supplements to such preliminary prospectus and prospectus as may be necessary to comply with the provisions of the applicable Securities Acts with respect to the distribution of Designated Registrable Securities, and to take such steps as are necessary to maintain the qualification of such prospectus until the earlier of (i) the time at which the distribution of the Designated Registrable Securities is completed and (ii) six months after the receipt for such prospectus has been issued by each of the applicable Commissions (provided that, before filing such documents, the Company will furnish to the counsel to the Holder copies thereof and otherwise comply with Section 4.1 hereof);

(c)
furnish to the Holders such number of copies of such preliminary prospectus, prospectus, and any amendment and supplement thereto (including any documents incorporated therein by reference) and such other relevant documents as such Holder may reasonably request in order to facilitate the disposition of the Designated Registrable Securities owned by the Holder;

(d)	cause to be furnished to the Holders, the underwriter or underwriters of any offering and such other persons as the Holders may reasonably specify:

(i)
an opinion of counsel to the Company addressed to the Holders and the underwriter or underwriters of such offering and dated the closing date of the offering as to the Company’s legal status and capacity, the Company’s authorized share capital, the validity of the Designated Registrable Securities, the “eligibility for investment” of the Designated Registrable Securities, the enforceability of any underwriting agreement to which the Company is a party, and the qualification of the Registrable Securities for sale;

(ii)
a non-statutory “comfort” letter addressed to the underwriter or underwriters dated the date of the preliminary prospectus, the prospectus and the closing date of the offering signed by the auditors of the Company and providing comfort in relation to financial information contained in the prospectus;

(iii)
if the prospectus is filed in Quebec, opinions of Quebec counsel to the Company and the auditors of the Company addressed to such Holder and relating to the translation of the preliminary prospectus and the prospectus, such opinions being dated the dates of the preliminary prospectus, prospectus and closing; and

(iv)
such corporate certificates as are customarily furnished in securities offerings, and, in each case, covering substantially the same matters as are customarily covered in such documents in the relevant jurisdictions and such other matters as such Holder may reasonably request;

(e)
immediately notify the Holders of the happening of any event during the period in Section 3.1(b) as a result of which the preliminary prospectus or the prospectus, as then in effect, would include an untrue statement of material fact or would omit any fact that is required to be stated or that is necessary to make any statement therein not misleading in light of the circumstances in which it was made (other than facts or statements provided by the Holders or any underwriters);

(f)
otherwise use its best efforts to comply with all applicable published instruments, policies, rules and regulations of the applicable Commissions and any stock exchange, automated quotation system, and over the counter market on which the Designated Registrable Securities are then listed or quoted;

(g)
cause all such Designated Registrable Securities to be listed on each securities exchange, automated quotation system, or over the counter market on which similar securities issued by the Company are then listed;

(h)	provide a transfer agent and registrar for such Designated Registrable Securities no later than the closing date of the offering;

(i)
enter into an underwriting agreement with the underwriters for the offering, such agreement to contain such representations and warranties by the Company and such other terms and provisions as are customarily contained in underwriting agreements with respect to secondary distributions and indemnification agreements consistent with Section 4.2 and such other documents on such terms and conditions as are customary in secondary offerings and take all such other actions as permitted by law as the Holders or the underwriters, if any, reasonably request in order to expedite or facilitate the disposition of the Designated Registrable Securities by the Holders; and

(j)
in the event of the issuance of any order or ruling suspending the effectiveness of a prospectus receipt or of any order suspending or preventing the use of any prospectus or suspending the qualification of any of the Designated Registrable Securities qualified by such prospectus for sale in any applicable Canadian provinces, the Company will notify the Holders of such event and use its best efforts promptly to obtain the withdrawal of such order or ruling.

The Holders will not (until further notice) effect sales of Designated Registrable Securities or deliver any prospectus in respect of such sale after notification by the Company of any order or ruling suspending the effectiveness of the prospectus or after notification by the Company under paragraph (e) hereof.

3.2 Other Sales.

After receipt by the Company of a Demand Registration, the Company will not without the prior written consent of the Holders, which will not be unreasonably withheld, authorize, issue or sell Common Shares or securities convertible or exchangeable into or exercisable for such securities in any jurisdiction or agree to do so or publicly announce any intention to do so (except for securities issued pursuant to any legal obligation in effect prior to the delivery of the Demand Registration) until a period of at least 90 days has elapsed from the date receipts are issued under all Securities Acts applicable to the prospectus or 7.5 months after the date of the request for a Demand Registration, whichever shall first occur.

3.3 Obligations of Holder.

3.3.1 In connection with any Demand Registration, each Holder shall:

(a)
provide such information with respect to itself and the number of securities of the Company held by the Holder as may be reasonably required by the Company to comply with the applicable Securities Acts in each jurisdiction in which the Demand Registration is to be effected;

(b)	if required under applicable Securities Acts, execute any certificate forming part of a preliminary prospectus, prospectus or similar document to be filed with the applicable Commissions;

(c)
immediately notify the Company of the happening of any event during the period in Section 3.1(b), as a result of which the preliminary prospectus or the prospectus, as in effect, would include an untrue statement of material fact or would omit any fact that is required to be stated or is necessary to make any statement therein not misleading in light of the circumstances in which it was made insofar as such facts or statements relate to or were provided by the Holder; and

(d)
otherwise use its best efforts not to breach all applicable published instruments, policies, rules and regulations of the applicable Commissions and any stock exchange, automated quotation system, and over-the-counter market on which the Designated Registrable Securities are then listed or quoted.

3.3.2 Each Holder agrees and acknowledges that, for so long as DDJ is its manager and/or advisor, all such actions required to be taken by the Holder pursuant to this Agreement shall be taken by DDJ on its behalf.

ARTICLE IV

DUE DILIGENCE, INDEMNIFICATION

4.1 Preparation; Reasonable Investigation.

In connection with the preparation and filing of any preliminary prospectus or prospectus as herein contemplated, the Company will give the Holders and its underwriters, if any, and their respective counsel, auditors and other representatives, the opportunity to participate in the preparation of such documents and each amendment thereof or supplement thereto, and shall insert therein such material, furnished to the Company in writing, which in the reasonable judgment of the Holders and their counsel should be included, and will give each of them such reasonable and customary access to the Company’s books and records and such reasonable and customary opportunities to discuss the business of the Company with its officers and auditors as shall be necessary in the opinion of any such Holder, such underwriters and their respective counsel, and to conduct all reasonable and customary due diligence which any such Holder, such underwriters and their respective counsel may reasonably require in order to conduct a reasonable investigation for purposes of establishing a due diligence defence as contemplated by the Securities Acts and in order to enable such underwriters to execute the certificate required to be executed by them in Canada for inclusion in each such document.

4.2 Indemnification.

(a)
By Company. The Company agrees to indemnify, to the extent permitted by law, each Holder and each Person, if any, who participates as an underwriter in the offering or sale of the Designated Registrable Securities, their respective officers and directors and each Person who controls such Holder or underwriter (within the meaning of any applicable Securities Act) against all losses (excluding loss of profits), claims, damages, liabilities and expenses arising out of or based upon (i) any information or statement contained in the preliminary prospectus, the prospectus or any amendment thereto which at the time and in light of the circumstances under which it was made contains a misrepresentation (as defined in the applicable Securities Act); (ii) any omission to state in the preliminary prospectus or the prospectus any fact that was required to be stated in such document or necessary to make any statement in such document not misleading in light of the circumstances under which it was made; (iii) any order made or inquiry, investigation or proceedings commenced or threatened by any applicable Commission, court or other competent authority based upon any untrue statement or omission or any misrepresentation in the preliminary prospectus, the prospectus or any amendment thereto or based upon any failure to comply with applicable securities laws (other than any failure by the Holder or the underwriters) preventing or restricting the trading in or the sale and distribution of the Designated Registrable Securities pursuant to a Demand Registration; and (iv) non-compliance by the Company with any of the Securities Acts in connection with a Demand Registration and the distribution effected thereunder, except insofar as (v) any information or statement referred to in clause (i), (ii) or (iii) of this Section 4.2(a) has been furnished in writing to the Company by the Holder pursuant to Section 4.2(b) or the underwriters expressly for use therein or (vi) caused by such Holder’s or any underwriter’s failure to deliver to a purchaser of Designated Registrable Securities a copy of the prospectus or any amendments or supplements thereto after the Company has furnished such Holder with a sufficient number of copies of the same.

(b)
By Holders. In connection with any Registration of Designated Registrable Securities, the Holders will indemnify the Company, its directors and officers and each Person who controls the Company (within the meaning of any Securities Act) against any losses (excluding loss of profits), claims, damages, liabilities and expenses arising out of or based upon (i) any untrue statement of material fact contained in the prospectus or any amendment thereof or supplement thereto or any omission of a material fact required to be stated therein or necessary to make any statement therein not misleading, but only to the extent that such untrue statement, or omission is contained in any information so furnished in writing by such Holders, pursuant to this Section 4.2(b), or (ii) any default by the Holders in respect of its obligations under Section 3.3 hereof.

(c)
Procedure. Any Person entitled to indemnification hereunder will (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification and (ii) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel satisfactory to the indemnified party, acting reasonably. If such defense is assumed, the indemnifying party will not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent will not be unreasonably withheld). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim will not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party, without the express written consent of an indemnified party, may settle any claims.

(d)
Survival: The indemnification provided for under this Agreement will survive the expiry of this Agreement and will remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling Person of such indemnified party and will survive any transfer of securities pursuant thereto.

(e)
Contribution. If the indemnity and reimbursement obligation provided for in any paragraph of this Section is unavailable or insufficient to hold harmless an indemnified party in respect of any losses (or actions or proceedings in respect thereof) referred to therein, then the indemnifying party shall contribute to the amount paid or payable by the indemnified party as a result of such losses (or actions or proceedings in respect thereof) in such proportion as is appropriate to reflect the relative fault of the indemnifying party on the one hand and the indemnified party or the other hand in connection with the statements or omissions which resulted in such losses, as well as any other relevant equitable considerations. The relative fault shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the indemnifying party or the indemnified party and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such untrue statement or omission. The parties hereto agree that it would not be just and equitable if contributions pursuant to this paragraph were to be determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to in the first sentence of this paragraph. The amount paid by an indemnified party as a result of the losses referred to in the first sentence of this paragraph shall be deemed to include any legal and other expenses reasonable incurred by such indemnified party in connection with investigating or defending any loss which is the subject of this paragraph.

No indemnified party guilty of fraudulent misrepresentation shall be entitled to contribution from the indemnifying party if the indemnifying party was not guilty of such fraudulent misrepresentation. No contribution shall be made by an indemnifying party under circumstances where such party would not have been liable for indemnification under Section 4.2. Moreover, contribution by a Holder of Designated Registrable Securities shall be limited in amount to the net amount of proceeds received by such Holder from the sale of such Designated Registrable Securities pursuant to such prospectus. The provisions of this Section 4.2(e) shall remain in full force and effect, regardless of the investigation made by or on behalf of the beneficiaries of this Section 4.2(e) and shall survive the transfer of Designated Registrable Securities by the Holders pursuant to Section 5.4 of this Agreement.

ARTICLE V

GENERAL

5.1 Other Agreements.

The Company represents and warrants to each Holder that it has not, and covenants with each Holder that it will not, enter into any agreement with respect to its securities that is inconsistent with or violates the rights granted to the Holders pursuant to this Agreement. Other than this Agreement, a Canadian registration rights agreement dated the date hereof entered into with Greywolf Capital Management LP and those certain United States Registration Rights Agreement dated August 22, 2005 and as of the date hereof, respectively (collectively, the “Other Registration Rights Agreements”), the Company represents and warrants to the Holder that there is not in effect on the date hereof any agreement by the Company pursuant to which any holders of securities of the Company have a right to cause the Company to register or qualify such securities under the Securities Acts or any securities or blue sky laws of any jurisdiction. The Company agrees that, for so long as any Holder is entitled to registration rights under this Agreement, the Company shall not enter into any agreement, other than the Other Registration Rights Agreements, granting registration rights with respect to the Company’s capital stock that conflict with or impair, or have any priority over, the registration rights granted hereby.

5.2 Remedies.

Any Person having rights under any provision of this Agreement will be entitled to enforce such rights specifically to recover damages caused by reason of any breach of any provision of this Agreement and to exercise all other rights granted by law. The parties hereto agree and acknowledge that money damages may not be an adequate remedy for any breach of the provisions of this Agreement and that any party may in its sole discretion apply to any court of law or equity of competent jurisdiction (without posting any bond or other security) for specific performance and for other injunctive relief in order to enforce or prevent violation of the provisions of this Agreement.

5.3 Amendments.

Except as otherwise provided herein, the provisions of this Agreement may only be amended with the prior written consent of the Company and the Holders.

5.4 Assignment.

This Agreement and the rights and obligations of the parties hereto shall bind and enure to the benefit of each of the parties hereto. Each Holder shall have the right to transfer or assign any of its rights or obligations under this Agreement in connection with the transfer of all of its Common Shares to a third party.

5.5 Counterparts.

This Agreement may be executed simultaneously in two or more counterparts, any one of which need not contain the signature of more than one party, but all such counterparts taken together will constitute one and the same Agreement.

5.6 Severability.

If one or more provisions of this Agreement are held to be unenforceable under applicable law, portions of such provisions or such provisions in their entirety, to the extent necessary, shall be severed from this Agreement, and the balance of this Agreement shall be enforceable in accordance with its terms.

5.7 Delays or Omissions.

No delay or omission to exercise any rights, power or remedy accruing to any party to this Agreement, upon the breach or default of the other party shall impair any such rights, power or remedy of such non-breaching party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of the party of any provisions or conditions of this Agreement must be made in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to the parties, shall be cumulative and not alternative.

5.8 Descriptive Headings.

The descriptive headings of this Agreement are inserted for convenience only and do not constitute a part of this Agreement.

5.9 Governing Law.

All question concerning the construction, validity and interpretation of this Agreement and the exhibits and schedules hereto will be governed by the internal law, and not the law of conflicts, of the Province of Ontario.

5.10 Notices.

All notices, demands or other communications to be given or delivered under or by reason of the provisions of this Agreement shall be in writing and shall be deemed to have been given when delivered personally or by facsimile transmission or mailed (registered or certified mail, postage prepaid). Such notices, demands and other communications will be delivered to the parties at the respective addresses or facsimile numbers indicated below:

(a)	if to the Company:	SR Telecom Inc. 8150 TransCanada Highway Montreal, Quebec H4S 1M5 Attention: Chief Financial Officer Facsimile: 514-956-4405
(b)	if to the Holders, to:	DDJ Capital Management LLC 130 Turner Street Building 3, Suite 600 Waltham, MA 02453 Attention: Joshua L. McCarthy Facsimile: (781) 419-9111

5.11 Termination.

This Agreement shall terminate on the date on which the Holders, based on their aggregate holdings (including any Common Shares issuable on conversion of the Convertible Notes on the basis that only the Holders and no other holder of Convertible Notes converts the Convertible Notes ) cease to hold less than 20% of the issued and outstanding Common Shares (including Common Shares issuable on conversion of the Convertible Notes on the basis that only the Holders and no other holders of Convertible Notes converts the Convertible Notes) and otherwise cease to be a person described in paragraph (c) of the definition of “distribution” in the Securities Act (Ontario).

5.12 Prior Registration Rights Agreements.

This Agreement shall supercede all prior Canadian Registration Rights Agreements between the parties relating to the distribution of securities in Canada and all such agreements are hereby terminated.

IN WITNESS WHEREOF, the parties hereto have caused the agreement to be duly executed as of the date first above written.

SR TELECOM INC.

By:	(s) Marc Girard
Name: Title:

B IV CAPITAL PARTNERS, L.P.
By:	GP Capital IV, LLC, its General Partner
By:	DDJ Capital Management LLC, Manager

By:	(s) David J. Breazzano
Name:	David J. Breazzano
Title:	Member

GMAM INVESTMENT FUNDS TRUST II, for the account of Promark Alternative High Yield Bond Fund (Account No. 7M2E)
By: DDJ Capital Management, LLC, on behalf of GMAM Investment Funds Trust II, for the account of Promark Alternative High Yield Bond Fund, in its capacity as investment manager

By:	(s) David J. Breazzano
Name:	David J. Breazzona
Title:	Member

GMAM INVESTMENT FUNDS TRUST II, for the account of Promark High Yield Bond Fund (Account No. 7MWD)
By: DDJ Capital Management, LLC, on behalf of GMAM Investment Funds Trust II, for the account of Promark High Yield Bond Fund, in its capacity as investment manager

By:	(s) David J. Breazzano
Name:	David J. Breazzona
Title:	Member

DDJ OCTOBER FUND ONSHORE FEEDER, LIMITED PARTNERSHIP
By:	October G.P., LLC, its general partner
By:	DDJ Capital Management, LLC, its Manager

By:	(s) David J. Breazzano
Name:	David J. Breazzona
Title:	Member

DDJ/ONTARIO OS INVESTMENT SUB 2006 LTD.
By:	DDJ Capital Management, LLC, in its capacity as Investment Manager

By:	(s) David J. Breazzano
Name:	David J. Breazzona
Title:	Member

OCTOBER OS INVESTMENT SUB 2006, LTD.
By:	DDJ Capital Management, LLC, in its capacity as Investment Manager

By:	(s) David J. Breazzano
Name:	David J. Breazzona
Title:	Member

DDJ HIGH YIELD FUND
By:	DDJ Capital Management LLC, its attorney-in-fact

By:	(s) David J. Breazzano
Name:	David J. Breazzona
Title:	Member

THE OCTOBER FUND, LIMITED PARTNERSHIP
By:	October G.P., LLC, its General Partner
By:	DDJ Capital Management LLC, Manager

By:	(s) David J. Breazzano
Name:	David J. Breazzona
Title:	Member